FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES FIRST QUARTER 2008 OPERATING RESULTS

Revenues Increase 52% and Gross Profits 81% Compared to Prior-Year Period

Rockville, MD - June 3, 2008 - VUANCE Ltd. (NASDAQ and Euronext: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced its operating results for the first quarter of 2008.

First Quarter 2008 Results

Revenues for the quarter ended March 31, 2008 increased 52% to $4.1 million compared with revenues of $2.7 million in the first quarter of 2007. Gross profit increased 81% to $2.5 million in the most recent quarter, versus $1.4 million in the first quarter of 2007. Gross profit margin for the first quarter of 2008 was 62.2% compared to gross profit margin of 52.1% for the first quarter last year.

Total operating expenses for the quarter were $4.5 million, reflecting the contribution of SHC, which was acquired in August of 2007, compared to total operating expenses of $2.3 million for the prior-year first quarter and $4.7 million for the previous quarter. The Company reported a loss from operations of $1.9 million compared to a loss from operations of $883,000 in the prior-year first quarter and $2.6 million in the previous quarter.

The Company reported a net loss of $4.0 million, or $0.77 per share, in the three months ended March 31, 2008, compared with a net loss of $1.1 million, or $0.27 per share, in the first quarter of 2007.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation, amortization of intangibles assets related to SHC acquisition and Beneficial Conversion Feature (hereinafter "BCF") of convertible bonds of $1 million during the first quarter of 2008, the Company reported a sequential quarterly narrowing of its operating loss. The non-GAAP operating loss in the first quarter of 2008 narrowed to $1.6 million from the non-GAAP operating loss of $2.1 in the fourth quarter of 2007. In the first quarter of 2008, the Company’s non-GAAP net loss totaled $2.9 million, or $0.57 per share, versus a non-GAAP net loss of $864,000, or $0.22 per share, in the first quarter of 2007. Non-cash stock-based compensation of $217,000 was recorded in the first quarter of 2007.

Management Comments

“We are pleased to report that revenue and gross profits increased 52% and 81%, respectively, in the first quarter of 2008 when compared with the prior-year first quarter,” stated Eyal Tuchman, Chief Executive Officer of VUANCE Ltd. “This demonstrates that our re-positioned sales model is working: to increase solution sales that can generate higher profit margins.”Indeed, the numbers were in line with management’s expectations.”

“The first quarter net loss was higher than a year earlier, reflecting the impact of acquisition and integration of SHC, the significant price decrease of OTI shares and the recognition of onetime deferred expenses related to our convertible bond agreements,” Mr. Tuchman continued. “It’s important to note that our operating loss, excluding non-cash and non-operational elements, has narrowed to approximately $1.6 million compared with $2.1 million in the previous quarter. Moreover, we anticipate further reductions throughout this year.”

Mr. Tuchman concluded, “VUANCE continues to experience positive improvements in our pipeline of potential projects as we establish closer relationships with business partners who appreciate our comprehensive technological offering. We offer a compelling range of products and are the only organization equipped to provide customers with seamless, end-to-end solutions. Therefore, we reiterate our annual sales goal of over $20 million. Further, through diligent management of our expenses and execution of cost control initiatives already put in place, we also repeat our goal of achieving operational breakeven by the end of 2008 and profitability in future years.”

Investor Conference Call

VUANCE will host an investor conference call to discuss its first quarter and year ended 2008 operating results today, Tuesday, June 3, 2008 at 10:00 AM Eastern Daylight Time (EDT) (16:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s first quarter and annual results.

To participate in the conference call, please call one of the following numbers five minutes before 10:00 AM EDT (16:00 Israel Time):
In Israel:	03-9180610
In the US (toll free):	1-888-407-2553
In the UK (toll free):	0-800-917-5108

A replay of the teleconference will be available for a one-week period from 14:00 EDT (20:00 Israel Time) on June 3, 2008 until 13:00 EDT on June xx, 2008. To access the replay, please call one of the following numbers:
In Israel:	03- 9255941
In the US (toll free):	1-877-456-0009
In the UK (toll free):	0-800-917-1246

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), onetime expenses and beneficial conversion feature and amortization of discount on convertible bonds and related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact

Jerry Cahn, Ph.D., J.D.
Target 3 Communications
Tel: 646-290-7664
Fax: 509-278-7664
Jerry@target3.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2008	2007
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$492	$2,114
Restricted cash deposit	2,826	3,172
Marketable securities	2,628	4,054
Trade receivables, net of allowance for doubtful accounts	1,987	2,463
Other accounts receivable and prepaid expenses	1,807	2,400
Inventories	971	566

Totalcurrent assets	10,711	14,769

INVESTMENTS AND LONG-TERM RECIVABLES:
Severance pay fund	311	309

PROPERTY AND EQUIPMENT, NET	249	218
OTHER ASSETS
Goodwill	3,905	3,644
Intangibles assets and deferred charges	1,694	2,012
Total Other Assets	5,599	5,656

TOTAL ASSETS	$16,870	$20,952

CONDENSED CONSOLIDATED BALANCE SHEETS
	U.S. dollars in thousands

	March 31,	December 31,
	2008	2007
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$38	$478
Trade payables	1,284	1,498
Employees and payroll accruals	292	299
Convertible bonds	3,157	-
Accrued expenses and other liabilities	6,172	6,641

Total current liabilities	10,943	8,916

LONG-TERM LIABILITIES:
Convertible bonds	-	2,441
Accrued severance pay	367	362

Total long-term liabilities	367	2,803

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S EQUITY	5,560	9,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,870	$20,952

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended
	March 31,
	2008	2007
	Unaudited

Revenues	$4,079	$2,685
Cost of revenues	1,543	1,287

Gross profit	2,536	1,398

Operating expenses:
Research and development	733	188
Selling and marketing	2,875	1,519
General and administrative	862	540
Litigation settlement expenses	-	34

Total operating expenses	4,470	2,281

Operating (loss)	(1,934)	(883)

Financial expenses, net	(2,030)	(198)

Net (loss)	$(3,964)	$(1,081)

Basic and diluted net loss per share	$(0.77)	$(0.27)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,126,677	4,001,119

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended March 31, 2008				Three months ended March 31, 2007
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$4,079	-		$4,079	$2,685	-		$2,685
Cost of revenues	1,543	(5(a	))	1,538	1,287	-		1,287

Gross profit	2,536	5		2,541	1,398	-		1,398

Operating expenses:
Research and development	733	(148(a)(b	))	585	188	(36(a	))	152
Selling and marketing	2,875	(107(a)(b	))	2,768	1,519	(109(a	))	1,410
General and administrative	862	(62(a	))	800	540	(72(a	))	468
Litigation settlement expenses	-	-		-	34	-		34

Total operating expenses	4,470	(317(a)(b	))	4,153	2,281	(217(a	))	2,064

Operating ( loss)	(1,934)	322		(1,612)	(883)	217		(666)
Financial (expenses), net	(2,030)	715(c	)	(1,315)	(198)	-		(198)

Net (loss)	(3,964)	1,037		(2,927)	$(1,081)	$217		$(864)

Basic and diluted net loss per share	$(0.77)	$0.20		$(0.57)	$(0.27)	$0.05		$(0.22)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,126,677	5,126,677		5,126,677	4,001,119	4,001,119		4,001,119

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2008	2007
	Unaudited
Cash flows from operating activities:
Net (loss)	$(3,964)	$(1,081)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	158	10
Accrued severance pay, net	3	(34)
Stock based compensation	211	216
Amortization of deferred charges	159	26
Amortization of discount on convertible bonds	715	61
Decrease (increase) in trade receivables	463	(102)
Decrease in other accounts receivable and prepaid expenses	607	54
Increase in inventories	(405)	(22)
Increase (decrease) in trade payables	(214)	70
Decrease in employees and payroll accruals	(41)	(329)
Increase (decrease) in accrued expenses and other liabilities	(602)	62
Capital loss from sale of marketable securities	194	-
Decrease in value of marketable securities, net	420	-
Exchange differences on principle of long-term loan	2	16
Net cash used in operating activities	(2,294)	(1,053)

Cash flows from investing activities:
Purchase of property and equipment	(44)	(37)
Capitalization of software and intangible assets	-	(168)
Amounts carried to deferred charges	-	(52)
Proceeds from restricted cash deposits, net	346	149
Investment in marketable Securities, net	-	(1,625)
Proceeds from sale of marketable securities of other company	812	-
Net cash provided by (used in) investing activities	1,114	(1,733)

Cash flows from financing activities:
Short-term bank credit, net	(31)	(193)
Proceeds from long-term loan	-	2,500
Principal payment of long-term loan	(411)	(68)
Net cash provided by (used in) financing activities	(442)	2,239

Increase (decrease) in cash and cash equivalents	(1,622)	(547)
Cash and cash equivalents at the beginning of the period	2,114	2,444

Cash and cash equivalents at the end of the period	$492	$1,897

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2008	2007
	Unaudited

Supplemental disclosure of cash flows information:

Cash paid during the period for:
Interest	$6	$40

Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$-	$20

1.	During the three months period ended March 31, 2008 an amount of $82 with respect to accounts payable was repaid using issuance of shares capital.
2.
During the three months period ended March 31, 2008 an additional amount of goodwill ($261) was recorded with respect to the acquisition of SHC as a result of clarifying of certain provisions of the acquired entity.